January 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: James Lopez

Todd Schiffman

RE:	Dave Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Filed March 5, 2024

File No. 001-40161

Ladies and Gentlemen:

This letter is submitted on behalf of Dave Inc. (the “Company”) as a supplement to the Company’s response letter, dated August 28, 2024 (the “Initial Letter”). This supplemental letter is intended to respond to questions raised by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on a conference call held on December 16, 2024. The Initial Letter was submitted in response to the Staff’s letter dated July 31, 2024 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K filed March 5, 2024.

For your reference, the text of each of the relevant Staff comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s supplemental responses to each comment immediately follow the reproduced text in regular typeface.

Form 10-K for fiscal year ended 12/31/2023

Demand Deposit Account: Dave Banking, page 8

1.

We note the statement on page 8 regarding your digital demand deposit account issued by Evolve. We also note disclosure on your website, including the Dave Spending Account Deposit Agreement, which states that customer funds become eligible for FDIC insurance immediately upon placement into a “Sub-Deposit Account at a Priority Bank.” Please revise future filings here or under “Regulation of our bank partnership model” on page 16 to summarize and further explain your key third party relationships, including with the Priority Bank and Sub-Account entities. Disclose the relevant third parties and material terms of the relationships used to provide services to your customers. In this regard, advise us with a view toward future disclosure of:

•	whether any of your products and services or third-party vendors hold funds temporarily or indefinitely without FDIC insurance (for example, we note the referenced on page 10 to Galileo);

In the Initial Letter, we advised the Staff that customer funds subject to FDIC insurance are not held by Galileo nor are they held by the Company or by any other provider besides Evolve. We further clarify that customer funds are either held by Evolve in the Sub-Deposit Accounts, or, where a customer has authorized a deposit or withdrawal, the funds are in transit through standard payment systems. Customer funds are eligible for FDIC insurance when held by Evolve, a member of the FDIC, in accordance with FDIC rules and regulations. This information will be added to the relevant disclosures in the Company’s 2024 Form 10-K, along with clarifying information indicating that Galileo does not hold any customer funds under this structure.

Dave Inc. 1265 South Cochran Ave. Los Angeles, CA 90019

Additionally, to the extent still applicable, the description of relationship between the Company and Evolve Bank and Trust on page 10 of the 2023 Form 10-K will be enhanced in the 2024 Form 10-K by adding disclosure substantially similar to the following:

Under the terms of the Bank Services Agreement (BSA), among other obligations, Evolve is obligated to issue and maintain a deposit account to each customer and issue and maintain the deposits in the deposit accounts in order to ensure the deposits are insured by the FDIC up to the standard maximum deposit insurance amount per customer. Under the terms of the BSA, the Company’s responsibilities include, among others, customer service, maintaining the technology and other aspects of the Program that do not constitute banking or money transmission, and maintaining ledger accounting of funds held in each deposit account and any other records required by Evolve or by law necessary to ensure “pass through” FDIC insurance coverage.

State licensing requirements and regulation, page 14

4.

We note the statement that the application of state licensing requirements to your business model is not always clear. You also indicate that state regulators may request or require that you obtain licenses or otherwise comply with additional requirements in the future, and you state on page 35 that “[c]ertain” states have adopted laws regulating licensing, registration, notice filing, or other approval. You also state that you have (1) received inquiries from state regulatory agencies regarding requirements to obtain licenses, (2) responded to inquiries from “various states,” and (3) entered into a 2021 MOU with California. With a view to disclosure in future filings, please advise us whether there are any significant updates to the status of state regulatory requirements materially impacting you.

As disclosed in the Company’s Form 10-Q for the quarterly period ended September 30, 2024, filed on November 12, 2024:

In December 2021, the Company entered into a Memorandum of Understanding (“MOU”) with the California Department of Financial Protection and Innovation (“CA DFPI”). The MOU required the Company to provide the CA DFPI with certain information as requested by the CA DFPI and adhere to certain practices in connection with the Company’s prior advance product (including certain disclosures related to us not being licensed by the CA DFPI). The CA DFPI finalized a new California Consumer Finance Protection Law regulation, effective February 15, 2025, which requires providers of income-based advances (and other providers) to register with the DFPI (the “DFPI Regulation.”) The DFPI Regulation has an exemption for bank-issued products such as ExtraCash. The MOU will terminate on the DFPI Regulation’s effective date.

In addition, in future filings, to the extent still applicable, the Company will add clarifying information substantially similar to the following:

The Company’s prior advance product was no longer offered after June, 2023 and there are no outstanding prior advances with balances owed. Accordingly, the Company believes that the termination of the MOU, as well as the DFPI Regulation, has no material impact on the Company.

If you have any questions concerning the enclosed matters, please contact the undersigned at 323-409-9239 or Raquel Fox, outside counsel to the Company, at 202-371-7050.

Very truly yours,

/s/ Kyle Beilman
Kyle Beilman
Chief Financial Officer
Dave Inc.

cc: Raquel Fox, Skadden, Arps, Slate, Meagher & Flom LLP

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Dave Inc. 1265 South Cochran Ave. Los Angeles, CA 90019